

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2012

<u>Via E-mail</u>
Mr. Scott A. Musil
Chief Financial Officer
First Industrial Realty Trust, Inc.
311 S. Wacker Drive, Suite 3900
Chicago, IL 60606

Re: First Industrial Realty Trust, Inc. and First Industrial, L.P. (the "Registrants")
Form 10-K for the fiscal year ended December 31, 2011 for the Registrants
Filed February 29, 2012 for each of the Registrants
File Nos. 1-13102 and 333-21873, respectively

Dear Mr. Musil:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief